UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

April 15, 2022

Date of Report: (Date of earliest event reported)

ReAlpha Asset Management, Inc.

(Exact name of issuer as specified in its charter)

Delaware	86-3425507
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

2525 Longshore Loop, Suite 100, Dublin, Ohio 43017

(Full mailing address of principal executive offices)

(707) 732-5742

(Issuer’s telephone number, including area code)

Common Stock

(Securities issued pursuant to Regulation A)

Item 9. Other Events

ReAlpha Asset Management, Inc. (“reAlpha”) entered into a Consent Order (the “Order”) on April 15, 2022 with the Securities Division of the Office of the Secretary of the Commonwealth of Massachusetts (the “MSD”) following an investigation by the MSD into whether reAlpha engaged in acts or practices that violated the Massachusetts Uniform Securities Act (the “Massachusetts Act”) and the regulations promulgated thereunder (the “Massachusetts Regulations”).

reAlpha did not admit or deny any of the findings of fact or law or allegations contained in the Order and the Order provides that it is not intended to form the basis of any disqualification under Section 3(a)(39) of the Securities Exchange Act of 1934, or Rules 504(b)(3) and 506(d)(i) of Regulation D, Rule 262(a) of Regulation A and Rule 503(a) of Regulation CF under the Securities Act of 1933.

Under the terms of the Order, reAlpha is censured, barred from offering or selling securities in Massachusetts, and ordered to cease and desist from committing future violations of the Massachusetts Act and the Massachusetts Regulations. The Order also requires reAlpha to pay a $375,000 administrative fine and to make a rescission offer to each of the 14 Massachusetts investors who purchased reAlpha common stock in its Regulation A offering. Those Massachusetts investors paid an aggregate amount of $19,500 to purchase their shares.

Reference is made to the Order between the MSD and reAlpha attached to this Current Report as Exhibit 6.5 for additional details of the agreement with the MSD.

Exhibit Index

Exhibit No.	Description of Exhibit

6.5	Massachusetts Securities Division Consent Order

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ReAlpha Asset Management, Inc.

	By:	/s/ Michael Logozzo
Michael Logozzo, Chief Executive Officer

Date: April 21, 2022

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